SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the

Securities Exchange Act of 1934

For the month of August, 2006

Bennett Environmental Inc.

(Translation of registrant’s name into English)

000-30946

(Commission File Number)

Suite 208, 1540 Cornwall Road, Oakville ON L6J 7W5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bennett Environmental Inc.
(Registrant)

Date: August 8, 2006	By:	/s/ Andrew Boulanger
	Name:	Andrew Boulanger
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description
99.1	Press Release dated August 4, 2006

Exhibit 99.1

For Immediate Release

Bennett Environmental Inc. Second Quarter 2006 Results

Oakville, Ontario, August 4, 2006 - Bennett Environmental Inc. (TSX:BEV, AMEX:BEL) announced today its financial and operating results for the second quarter of 2006.

SUMMARY OF QUARTERLY RESULTS

The following table discloses certain financial data for the eight most recently completed quarters, expressed in Canadian dollars (millions, except per share data – basic and diluted):

	2006		2005				2004 (restated*1,2)
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Net Sales	2.7	4.5	8.8	10.4	6.2	3.9	4.9	12.5
Net (Loss) Earnings	(1.80)	(2.50)	(20.20)	0.2	(1.40)	(3.60)	(5.60)	(5.90)
(Loss) Earnings per share - basic	(0.08)	(0.11)	(0.94)	0.03	(0.07)	(0.17)	(0.32)	(0.33)
(Loss) Earnings per share - diluted	(0.08)	(0.11)	(0.94)	0.03	(0.07)	(0.17)	(0.32)	(0.33)

*1.	The Company restated its consolidated financial statements for the years ended December 31, 2004 and 2003. Please refer to note 3 to the restated consolidated financial statements as at and for the years ended December 31, 2004 and 2003 for further explanation.
*2.	The Company adopted the fair value based method of accounting for stock-based compensation effective January 1, 2004 retroactive with restatement of prior years to January 1, 2002. Refer to note 2(a)(i) of the restated consolidated financial statements for the years ended December 31, 2004 and 2003 for further explanation.

Bennett Environmental recorded a loss of $1.8 million in the quarter compared to a loss of $1.4 million for the same period in 2005. Sales for the quarter of 2006 were $2.7 million compared to $6.2 million a year earlier. Approximately 4,600 tonnes of soil were processed at the Company’s Quebec facility, approximately 233,000 kilograms was processed at the Cornwall facility and approximately 700 tonnes were processed as part of the test burn at the Company’s Belledune facility. Sales for the Quebec facility were approximately $1.9 million, sales for the Cornwall facility were approximately $0.7 million and revenue from the Belledune facility were approximately $0.1 million.

For the quarter ended June 30, 2006 contribution margins (defined as sales less operating expenses) were $0.4 million compared to $1.3 million in the same period a year earlier. On a per tonne basis contribution margins declined to approximately $90 per tonne from $125 per tonne in the same period last year.

Administration and Business Development costs were $1.9 million in the second quarter of 2006. Professional fees accounted for a large percentage of the administrative and business development costs, which in the second quarter of 2006 was $0.5 million lower that the second quarter of 2005. In addition, insurance and marketing and public relations costs were down $0.5 million from the same period in 2005.

The slightly higher net loss for the second quarter of 2006 compared to the second quarter of 2005 is a result of decreased volumes of soil being processed quarter over quarter (2006 – 4,600 tonnes; 2005 – 8,800 tonnes), lower transportation costs being incurred, and the Belledune facility test burn.

For the quarter ended June 30, 2006, cash used for operating activities before changes in operating working capital amounted to $1.1 million. Cash provided by operating working capital was approximately $0.3 million for a net cash used for operations of approximately $0.8 million for the quarter. The principal generation of cash from operating working capital was from the collection of accounts receivable of $2.6 million. The main use of cash in the second quarter of 2006 was the acquisition of Trans-Cycle’s net assets for approximately $2.2 million and a deposit provided to the Ontario Ministry of Environment for approximately $1.7 million for the Trans-Cycle operating permits.

At the end of the second quarter of 2006 the Company had cash and equivalents of $4.8 million and working capital of $12.6 million including cash.

Earlier in the year the Company said that it expected to receive approximately 30,000 to 40,000 tonnes of material in the second half of the year. With slower than expected market conditions the Company now expects lower volumes of soil to be delivered and now expects to process approximately 28,000 to 33,000 tonnes for the year. However, as demonstrated by the reduction in Administrative and Business Development costs in the second quarter of 2006, the Company will continue its cost cutting efforts and expects to reduce the “cash burn” rate by the end of the year.

Forward Looking Statements

Certain statements contained in this press release and in certain documents incorporated by reference into this press release constitute forward-looking statements. The use of any of the words “anticipate”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “should”, “believe” and “confident” and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. BEI believes that the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this press release should not be unduly relied upon. These statements speak only as of the date of this press release. BEI undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Bennett Environmental Inc.

Bennett Environmental Inc. is a North American leader in high-temperature treatment services for the remediation of contaminated soil and has provided thermal solutions to contamination problems throughout Canada and the U.S. Bennett Environmental’s technology provides for the safe, economical and permanent solution to contaminated soil. Independent testing has consistently proven that the technology operates well within the most stringent criteria in North America.

Bennett Environmental is listed on the Toronto Stock Exchange (Trading Symbol “BEV”) and the American Stock Exchange (Trading Symbol “BEL”). For information, please visit the Bennett Environmental website at www.bennettenv.com.

Contact:

Andrew Boulanger

Vice President and CFO

Bennett Environmental Inc.

(905) 339-1540 ext 210

BENNETT ENVIRONMENTAL INC.

Interim Consolidated Balance Sheets

(Expressed in Canadian dollars)

	June 30, 2006	December 31, 2005
	(Unaudited)
Assets

Current assets:
Cash and cash equivalents	$4,790,404	$7,844,521
Restricted cash	51,711	1,349,316
Amounts receivable	10,118,979	16,817,042
Income taxes receivable	1,894,573	959,417
Current portion of long-term receivables (note 4)	38,962	—
Deferred transportation costs	142,690	625,506
Prepaid expenses and other	1,180,697	860,991

	18,218,016	28,456,793

Future income tax asset	656,161	595,091

Long-term receivables (note 4)	393,580	173,250

Property, plant and equipment	34,210,908	33,166,627

Other assets (note 5)	5,461,042	2,486,673

Goodwill	646,638	646,638

	$59,586,345	$65,525,072

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$4,814,186	$5,820,376
Deferred revenue	499,466	1,416,286
Current portion of long-term liabilities (note 6)	301,417	1,117,747

	5,615,069	8,354,409

Long-term liabilities (note 6)	715,258	808,996
Deferred gain (note 12)	252,415	—

Shareholders’ equity:
Share capital (note 7)	68,081,496	67,997,683
Contributed surplus	3,128,985	2,645,303
Deficit	(18,206,878)	(14,281,319)

	53,003,603	56,361,667
Related party transactions (note 9)
Contingencies (note 10)
Subsequent events (note 13)

	$59,586,345	$65,525,072

See accompanying notes to interim consolidated financial statements.

BENNETT ENVIRONMENTAL INC.

Interim Consolidated Statements of Operations and Retained Earnings (Deficit)

(Expressed in Canadian dollars)

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
	(Unaudited)		(Unaudited)
Sales	$2,697,931	$6,160,128	$7,232,885	$10,077,107

Expenses:
Operating costs	2,263,481	4,870,385	5,426,206	8,849,643
Administration and business development	1,924,982	1,766,661	5,086,897	6,442,952
Amortization	620,870	1,456,946	1,241,309	2,427,191
Foreign exchange	399,565	173,649	432,857	130,781
Interest	44,672	72,354	26,795	78,373

	5,253,570	8,339,995	12,214,064	17,928,940

Loss before the undernoted	(2,555,639)	(2,179,867)	(4,981,179)	(7,851,833)

Other income, including interest	129,927	40,150	226,714	214,443

Loss before income taxes	(2,425,712)	(2,139,717)	(4,754,465)	(7,637,390)

Income taxes (recovery):
Current	(549,144)	(119,674)	(767,836)	(229,291)
Future	(85,858)	(607,617)	(61,070)	(2,380,877)

	(635,002)	(727,291)	(828,906)	(2,610,168)

Loss for the period	(1,790,710)	(1,412,426)	(3,925,559)	(5,027,222)

Retained earnings (deficit), beginning of period	(16,416,168)	7,148,708	(14,281,319)	10,763,504

Retained earnings (deficit), end of period	$(18,206,878)	$5,736,282	$(18,206,878)	$5,736,282

Loss per share:
Basic	$(0.08)	$(0.07)	$(0.18)	$(0.23)
Diluted	(0.08)	(0.07)	(0.18)	(0.23)
Weighted average number of shares outstanding:
Basic	21,603,440	21,427,440	21,598,302	21,427,440
Diluted	21,603,440	21,427,440	21,598,302	21,427,440

See accompanying notes to interim consolidated financial statements.

BENNETT ENVIRONMENTAL INC.

Interim Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
	(Unaudited)		(Unaudited)
Cash provided by (used in):
Operations:
Loss for the period	$(1,790,710)	$(1,412,426)	$(3,925,559)	$(5,027,222)
Items not involving cash:
Amortization	620,870	1,456,946	1,241,309	2,427,191
Stock-based compensation	190,426	151,019	483,682	311,405
Loss (gain) on disposal of property, plant and equipment	—	4,391	—	(1,120)
Gain on investment	—	(175,000)	—	(175,000)
Future income taxes (recovery)	(85,858)	(607,619)	(61,070)	(2,380,877)
Increase in cash surrender value of life insurance	(19,608)	(25,448)	(21,969)	(25,448)
Accretion expense	34,944	(11,557)	7,136	89,525
Accrued interest on long-term receivables	5,127	—	4,330	—
Change in non-cash operating working capital:
Amounts receivable	2,597,052	(1,860,330)	7,783,122	(1,704,047)
Deferred transportation costs	(86,156)	771,856	482,816	(14,272)
Prepaid expenses and other	59,547	763,484	(146,302)	(670,428)
Accounts payable and accrued liabilities	(1,390,232)	(2,869,004)	(2,231,074)	(2,514,062)
Income taxes receivable/payable	(772,250)	(341,301)	(935,156)	(450,916)
Deferred revenue	84,518	411,077	(916,820)	822,740
Severance payable	(223,931)	(202,311)	(593,882)	(420,761)

	(776,261)	(3,946,223)	1,170,563	(9,733,292)
Financing:
Repayments of long-term liabilities	(305,945)	28,951	(323,322)	21,319
Issuance (redemption) of share capital, net of share issue costs	—	—	83,813	(7,673)
Change in restricted cash	1,294,930	(4,780)	1,297,605	(2,004)

	988,985	24,171	1,058,096	11,642
Investments:
Increase in note receivable	(262,254)	—	(263,622)	—
Proceeds on disposal of investment	—	175,000	—	175,000
Proceeds on disposal of property, plant and equipment	322,000	57,000	322,000	65,000
Purchase of property, plant and equipment	(111,926)	(193,623)	(177,040)	(1,284,700)
Increase in license, permits and other assets	(2,952,400)	(1,460)	(2,952,400)	(86,383)
Acquisition of Trans-Cycle Industries, Ltd. (note 11)	(2,211,714)	—	(2,211,714)	—

	(5,216,294)	36,917	(5,282,776)	(1,131,083)

Decrease in cash and cash equivalents	(5,003,570)	(3,885,135)	(3,054,117)	(10,852,733)
Cash and cash equivalents, beginning of period	9,793,974	6,862,972	7,844,521	13,830,570

Cash and cash equivalents, end of period	$4,790,404	$2,977,837	$4,790,404	$2,977,837

Supplemental cash flow information:
Interest paid	$35,290	$63,257	$8,506	$66,565
Income taxes paid	—	6,247	—	6,247
Income taxes received		—	310,169	—

See accompanying notes to interim consolidated financial statements.

BENNETT ENVIRONMENTAL INC.

Notes to Interim Consolidated Financial Statements

(Expressed in Canadian dollars)

Three months and six months ended June 30, 2006 and 2005

(Unaudited)

1.	Basis of presentation:

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and accordingly, do not include all disclosures required for annual financial statements. These consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements except as disclosed herein. In the opinion of management, all adjustments, including reclassifications and normal recurring adjustments necessary to present fairly the financial position, results of operations and retained earnings and cash flows at June 30, 2006 and for all periods presented, have been made. Interim results are not necessarily indicative of the results for a full year.

These interim consolidated financial statements should be read in conjunction with the December 31, 2005 annual financial statements and notes thereto included in the 2005 Annual Report.

2.	Revenue recognition:

The Company provides high temperature, highly specialized treatment services of contaminated materials. In some cases, the Company is also engaged to remove and transport the contaminated materials to its facilities for processing and disposal. The Company recognizes revenue for these activities using the proportional performance method when all of the following criteria are met:

(i)	remediation activities are completed for each batch of material or waste stream being treated;

(ii)	the Company has confirmed that the contaminants have been destroyed in accordance with the contract terms, and;

(iii)	collection is reasonably assured.

For those contracts whereby the Company is engaged to transport the contaminated material from the customer’s site to its facilities, the transportation costs incurred are deferred until the materials have been treated and the Company has determined that the contaminants have been destroyed in accordance with the contract terms. All other processing costs are expensed as incurred.

BENNETT ENVIRONMENTAL INC.

Notes to Interim Consolidated Financial Statements (continued)

(Expressed in Canadian dollars, except per share amounts)

Three months and six months ended June 30, 2006 and 2005

(Unaudited)

2.	Revenue recognition (continued):

Revenue from long-term fixed price soil remediation contracts is recognized using the percentage of completion method, based on the ratio of costs incurred to date over estimated total costs. This method is used because management considers costs to be the best available measure of performance on these contracts. Contract costs include all direct material and wages and related benefits. Revenue related to unpriced change orders under the percentage of completion method is recognized to the extent of the costs incurred, if the amount is probable of collection. If it is probable that the contract will be adjusted by an amount that exceeds the costs attributable to the change order and the amount of the excess can be reliably estimated, revenue in excess of the costs attributable to unpriced change orders is recorded when realization is assured beyond a reasonable doubt.

The Company records revenue relating to claims to the extent of costs incurred and only when it is probable that the claim will result in additional contract revenue and the amount can be reasonably estimated. Claims are amounts in excess of the agreed upon contract price that the Company seeks to collect from its customers for customer-caused delays, errors in specifications and designs, contract terminations, change orders in dispute or unapproved as to both scope and price, or other causes or unanticipated additional costs.

3.	Change in accounting policy:

Effective January 1, 2006, the Company adopted The Canadian Institute of Chartered Accountants’ (“CICA”) Handbook, Section 3831, Non-monetary Transactions. This standard requires all non-monetary transactions to be measured at fair values unless they meet one of four very specific criteria. Commercial substance replaces culmination of the earnings process as the test for fair value measurement. A transaction has commercial substance if it causes an identifiable and measurable change in the economic circumstances of the entity. The adoption of this standard did not have a significant impact on the consolidated interim financial statements.

BENNETT ENVIRONMENTAL INC.

Notes to Interim Consolidated Financial Statements

(Expressed in Canadian dollars)

Three months and six months ended June 30, 2006 and 2005

(Unaudited)

4.	Long-term receivables:

	Promissory Note (note 12)	Note receivable	Total
Balance, December 31, 2005	$—	$173,250	$173,250
Issued	322,000	—	322,000
Received	(70,000)	—	(70,000)
Accrued interest	2,962	4,330	7,292

Balance, June 30, 2006	254,962	177,580	432,542
Less current portion	38,962	—	38,962

Long-term receivables	$216,000	$177,580	$393,580

The promissory note bears interest at 5.5% annually, compounded semi-annually. Principal payments of $42,000 are due on January 1st and July 1st of each year, together with accrued and unpaid interest. The promissory note receivable is secured by a first charge against substantially all of the assets sold and a personal guarantee of $100,000 (note 12).

The note receivable bears interest at 5.5% annually on the outstanding balance and is repayable in full on July 7, 2007. The note receivable is secured by the investment tax credits receivable by 4003926 Canada Inc., the shares of which are owned by a member of the Board of Directors of the Company.

5.	Other Assets:

	June 30, 2006	December 31, 2005
Deferred permitting costs (net of accumulated amortization of nil for 2006 and 2005)	$1,800,606	$1,800,606
Deposit with the Ontario
Ministry of Environment	2,952,400	—
Cash surrender vale of life insurance policy	708,036	686,067

	$5,461,042	$2,486,673

The Ministry of Environment requires financial assurance in the form of a letter of credit, cash or equivalent bonding for storage capacity at the Company’s Cornwall and Kirkland Lake facilities, financial assurance in the amount of $1,292,400 and $1,660,000 respectively.

BENNETT ENVIRONMENTAL INC.

Notes to Interim Consolidated Financial Statements (continued)

(Expressed in Canadian dollars, except per share amounts)

Three months and six months ended June 30, 2006 and 2005

(Unaudited)

6.	Long-term liabilities:

	Promissory note	Tenure agreement	Severance payable	Total
Balance, December 31, 2005	$300,000	$645,844	$980,899	$1,926,743
Paid	(300,000)	(34,752)	(582,452)	(917,204)
Accretion charge	—	11,427	(4,291)	7,136

Balance, June 30, 2006	—	622,519	394,156	1,016,675
Less current portion	—	34,750	266,667	301,417

Long-term liabilities	$—	$587,769	$127,489	$715,258

7.	Share capital:

(a)	Issued share capital of the Company is as follows:

	Number of common shares	Amount
Total issued shares, December 31, 2005	21,584,940	$68,069,562
Shares repurchased in 2004 and held in treasury	(11,500)	(71,879)

Balance, December 31, 2005	21,573,440	67,997,683
Exercise of stock options	30,000	83,813

Balance, June 30, 2006	21,603,440	$68,081,496

BENNETT ENVIRONMENTAL INC.

Notes to Interim Consolidated Financial Statements (continued)

(Expressed in Canadian dollars, except per share amounts)

Three months and six months ended June 30, 2006 and 2005

(Unaudited)

7.	Share capital (continued):

(b)	Stock option activity for the six months ended June 30, 2006 is as follows:

	Options	Weighted average exercise price
Outstanding, December 31, 2005	1,023,001	$5.67
Granted	106,000	4.35
Cancelled/expired	(98,501)	4.66
Exercised	(30,000)	2.79

Outstanding, June 30, 2006	1,000,500	$5.72

The options were issued in the three months and six months ended June 30, 2006 with a weighted average exercise price of $4.35 and $4.92 per share respectively. The weighted average grant date market value of the options was $4.11 and $4.60 per share, respectively. The fair value of each option grant was estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Three months ended		Six months ended
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
Risk-free interest rate	4.11%	2.7%	4.2%	2.7%
Dividend yield	Nil	Nil	Nil	Nil
Expected option lives	5 years	5 years	5 years	5 years
Expected volatility	86%	135.70%	86%	135.70%

BENNETT ENVIRONMENTAL INC.

Notes to Interim Consolidated Financial Statements (continued)

(Expressed in Canadian dollars, except per share amounts)

Three months and six months ended June 30, 2006 and 2005

(Unaudited)

(c)	The following table summarizes information relating to outstanding for the three and six months ended June 30, 2006:

Range of exercise price	Number of options March 31, 2006	Number of options June 30, 2006
$2.67-$3.55	518,500	462,500
$4.11-$7.10	313,000	313,000
$7.20-$9.10	100,000	100,000
$14.29-$22.05	125,000	125,000

	1,056,500	1,000,500

BENNETT ENVIRONMENTAL INC.

Notes to Interim Consolidated Financial Statements

(Expressed in Canadian dollars)

Three months and six months ended June 30, 2006 and 2005

(Unaudited)

8.	Segmented information:

(a)	Geographic information:

The Company operates and manages its business in a single reporting operating segment, the business of remediating contaminated soil and other waste materials. All significant capital assets are located in Canada. The table below summarizes sales by country:

	Three months ended March 31,		Six months ended June 30,
	2006	2005	2006	2005
Sales by country:
Customers domiciled in the United States	$509,824	$2,906,943	$1,890,638	$3,682,747
Customers domiciled in Canada	2,188,107	3,253,185	5,342,247	6,394,260

	$2,697,931	$6,160,128	$7,232,885	$10,077,007

(b)	Economic dependence and major customers:

The table below summarizes revenue from two major customers for the three and six months ended June 30, 2006 and 2005:

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
Sales to major customers:
Customer A	18%	27%	17%	32%
Customer B	33%	25%	19%	46%

	51%	52%	36%	78%

BENNETT ENVIRONMENTAL INC.

Notes to Interim Consolidated Financial Statements

(Expressed in Canadian dollars)

Three months and six months ended June 30, 2006 and 2005

(Unaudited)

8.	Segmented information (continued):

(c)	Concentration of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily accounts receivable. As at June 30, 2006, two customers represented 50% and 9%, respectively, of accounts receivable (December 31, 2005 –28% and 27%, respectively). As at June 30, 2006, Saglek receivable represented 50% (December 31, 2005 – 28%) of accounts receivable.

Management is of the opinion that any risk of loss due to bad debts is significantly reduced due to the financial strength of its customers. The Company performs ongoing credit evaluations of its customers’ financial condition and requires letters of credit or other guarantees whenever deemed necessary.

9.	Related party transactions:

In the six months ended June 30, 2006 and 2005, the Company expensed legal fees of $143,813 and $1,150,651, respectively (three months ended June 30, 2006 and 2005 - $51,828 and $400,923, respectively), to two legal firms with which two directors are associated.

In the six months ended June 30, 2006 and 2005, the Company paid consulting fees of $104,167 and $127,554, respectively (three months ended June 30, 2006 and 2005 - $62,500 and $27,554, respectively), to a company owned by a former director and officer of the Company.

In the six months ended June 30, 2006 and 2005, the Company paid tenure payments of $34,750 and nil, respectively (three months ended June 30, 2006 and 2005 - $17,375 and nil, respectively), to a former director and officer of the Company.

The above transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

During the year, the Company sold its 50% investment in Eco-Bois to a related party for $250,000 comprising of cash of $175,000 and land of $75,000. The land portion has not yet been recorded as title has not yet been legally transferred. The gain on sale was $175,000.

BENNETT ENVIRONMENTAL INC.

Notes to Interim Consolidated Financial Statements

(Expressed in Canadian dollars)

Three months and six months ended June 30, 2006 and 2005

(Unaudited)

10.	Contingencies:

No additional significant developments have occurred relating to the contingencies described in note 17 to our 2005 annual audited financial statements except as noted below and note 13 contained herein.

Regulatory investigations:

The Company and certain of the current officers and former officers received a letter dated February 11, 2005 from the Ontario Securities Commission (“OSC”) giving such officers and directors the opportunity to provide written submissions to the OSC before the OSC determines to commence enforcement proceedings. The OSC stated in the letter to the Company that it was of the view that the Company failed to disclose the change in status of the contract at the Federal Creosote Site, and made allegations of illegal insider trading. Submissions were provided to the OSC by March 17, 2005.

On June 20, 2006, the Company reached a settlement agreement with the Ontario Securities Commission (“OSC”) relating to this matter. Under the terms of the settlement, an independent third party acceptable to both the Company and the OSC will be engaged to review the Company’s disclosure and reporting practices and procedures; and the Company must implement promptly any recommendations made by the independent third party.

BENNETT ENVIRONMENTAL INC.

Notes to Interim Consolidated Financial Statements (continued)

(Expressed in Canadian dollars, except per share amounts)

Three months and six months ended June 30, 2006 and 2005

(Unaudited)

11.	Business Combinations:

On June 29, 2006, the Company acquired certain assets of Trans-Cycle Industries, Inc. (“TCI”). In accordance with CICA Handbook Section 1581, the acquisition has been accounted for under the purchase method as a business combination. TCI in Canada, recycles, dismantles and disposes of obsolete electrical equipment, including transformers, ballasts, capacitors and lead-shielded cable. TCI also has a broad set of permits in Ontario to transport, process and store PCB contaminated waste and operates a facility in Northern Ontario.

The aggregate purchase price is $2,211,714. Consideration for this acquisition consisted of:

•	$2,200,423 in cash paid on closing;

•	The Company has transaction costs in connection with this acquisition of $11,291.

In addition, the Company advanced $50,000 to the vendor to fund future operations.

The Company was required to pledge financial assurance to the Ontario Ministry of the Environment of $1,660,000 as security for the operating permits acquired. This amount was paid in cash to the Ontario Ministry of the Environment and is refundable.

The preliminary purchase price allocation set forth below represents management’s best estimate of the allocation of the purchase price and the fair value of the net assets acquired at this time. The valuation of the acquired intangibles assets and the assessment of their expected useful lives have not yet been determined. These estimates may differ from the final purchase price allocations and these differences may be material.

The preliminary purchase price has been allocated as follows:

Assets acquired:
Current assets	$1,258,463
Property, plant and equipment and intangible assets	2,166,844

$3,425,307
Liabilities assumed:
Current liabilities	$1,182,709
Lease obligations	30,884

$1,213,593

Total consideration	$2,211,714

Intangible assets including customer lists, customer relationships, permits have not been separated at this time.

12.	Disposition of Odorant Assets:

On April 13, 2006, the Company entered into an agreement to sell certain assets associated with its odorant business for $322,000 to Midland Resource Recovery Inc (the “Purchaser”). A promissory note was received on closing with a term of three years with an interest rate of 5.5% per annum, compounded semi-annually. Payments of principal are due on January 1st and July 1st of each year, together with accrued and unpaid interest.

The promissory note receivable is secured by a first charge against substantially all of the assets of the Purchaser, and a personal guarantee limited to $100,000, from the sole shareholder of the Purchaser.

A deferred gain of $252,415 has been recorded at June 30, 2006 and will be recognized as the promissory note is collected.

13.	Subsequent events:

(a)	On July 6, 2006, Allan Bulckaert, resigned as the President and CEO and as a member of the Board of Directors of the Company. In accepting his resignation, the Company entered into a “Recognition and Transition Entitlement” agreement whereby Mr. Bulckaert is entitled to receive payments of $400,000 over the next six months. In addition, the Recognition and Transition agreement stipulates that all share options held by Mr. Bulckaert would vest immediately and could be exercised over the next 24 months.

(b)	In September 2005, the Company received a letter from the SEC as part of their continuous disclosure review The Company has responded to this initial letter and has received subsequent follow-up letters.

On July 20, 2006, the Company received a letter from the Securities and Exchange Commission (“SEC”) stating that they had completed their review of the Form 40-F for the fiscal year ended December 31, 2004; Form 6-K for the fiscal quarters ended March 31, 2005, June 30, 2005 and September 30, 2005 and that they had no further comments at this time.